SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of May 2003                           File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes ________                          No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

NEWS RELEASE


                                                          FOR IMMEDIATE RELEASE


                       BCI ANNOUNCES First QUARTER RESULTS

Montreal, Quebec, May 1, 2003: As a result of the adoption on July 17, 2002 of the Plan of Arrangement, and the completion of the sale of Bell Canada International Inc.'s ("BCI") interest in Telecom Americas Ltd. ("Telecom Americas") on July 24, 2002, BCI's consolidated statements of earnings and cash flows for the first quarter of 2003 reflect only the activities of BCI as a holding company. Axtel S.A de C.V. ("Axtel") and Canbras Communications Corp. ("Canbras") are recorded under Investments on the balance sheet at the lower of carrying value and estimated net realizable value and their operating results are not reflected on BCI's consolidated statements of earnings.

First Quarter Results

As at March 31, 2003, BCI's shareholders' equity was $248.6 million, down by $15.4 million from the fourth quarter of 2002. This decrease was as a result of foreign exchange losses on the America Movil S.A. de C.V. note (the "AMX Note") and on cash and temporary investments held in US dollars due to a decline in the US dollar exchange rate since the fourth quarter of 2002, interest expense on the BCI's 11% senior unsecured notes and administrative expenses, partially offset by gains on the foreign exchange currency option purchased to hedge the AMX Note and interest income.

On March 3, 2003, BCI received payment of the remaining balance of US$ 170 million due under the AMX Note. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas Ltd on July 24, 2002. Upon the exercise of the foreign currency option on March 4, 2003, BCI received net proceeds of approximately $264 million. As a result, BCI's cash and temporary investments reached $399 million at the end of the first quarter of 2003.

BCI's interests in Axtel and Canbras are recorded on the balance sheet at their aggregate net realizable value of $25 million.

Total liabilities include BCI's 11% senior unsecured notes due September 2004 in the amount of $160 million. Accrued liabilities were $17.6 million at the end of the first quarter of 2003, down $5.7 million from the fourth quarter of 2002 mainly as a result of the payment of interest on the BCI's 11% senior unsecured notes and other administrative expenses.

Net costs from April 1, 2003 to December 31, 2004 are estimated at approximately $27.1 million, including interest expenses on the 11% senior unsecured notes of approximately $27.6 million, interest income of approximately $17.7 million and operating costs of approximately $17.2 million. These future net costs exclude any amounts that may be required to settle contingent liabilities such as law suits, the Vesper guarantees and the Comcel voice over IP claim.

The net loss for the first quarter was $15.4 million, or $0.38 per share.


Update on Assets Held for Disposition

- On March 27, 2003, BCI announced that Axtel was proceeding with a series of transactions pursuant to which Axtel's debt would be reduced by US$ 400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating. In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive at closing:

     o Approximately US$ 2.7 million in cash
     o Two non-interest bearing notes, one in the amount of approximately US$
       3.5 million payable in instalments on June 30, September 30 and December 31, 2003, and the other in the amount of approximately US$ 9.4 million payable in the second quarter of 2006
     o A reduction in its equity ownership in Axtel to 1.5% on a fully diluted basis

     These transactions are expected to be completed in the second quarter of this year.

- BCI is still actively seeking to dispose of its interest in Canbras. The following is a summary of the first quarter financial and operational results of Canbras, as well as an update on the company's liquidity situation:

     Revenues were $13.5 million in the quarter, down $3.7 million or 21.5% compared to the first quarter of 2002. This decrease is mainly as result of a 54% devaluation of the average translation rate of the Brazilian real compared to the Canadian dollar relative to the first quarter of 2002, partially offset by cable and internet access subscriber growth and price increases. EBITDA was unchanged at $3 million, from the first quarter of 2002. The decrease in revenues was offset by a decrease in the cost of service and in operating expenses both resulting principally from the devaluation of the average translation rate of the Brazilian real.

     Canbras' sale process may be negatively affected by the company's severe liquidity challenges in 2003 and 2004. Currently, the most pressing is the inability of Canbras' primary subsidiary, Canbras TVA, to repay a US$ 9.25 million obligation under its credit facility due in mid May of this year which would result in an acceleration of the entire amount (US$ 18.5 million) of the indebtedness under the facility. Canbras is currently engaged in discussions with its bank lenders and the partner in Canbras TVA, and progress has been made with regard to a potential restructuring of the debt that could avoid a payment default by Canbras TVA this May and which would be based on a business plan that could enable Canbras to continue in operation for 2003 and beyond. Canbras is cautiously optimistic that all parties will reach an acceptable agreement with its bank lenders with the intention of addressing the various liquidity challenges facing the company.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca

                          Canbras Communications Corp.





         Financial and Operating Statistics
         Historical Data Q1 03 - Q1 02
         (Unaudited, Canadian GAAP at 100%)
                                                                                           Three months ended
                                                                                                March 31,
                                                                                     -----------------------------------
                                                                                         2003               2002
                                                                                     --------------     -------------
                                                                                  C$ Millions, unless otherwise indicated
         Income Statement - Selected Items
         Revenue                                                                                14              17
         Earnings before interest, taxes, depreciation and amortization                          3               3
         Net Income                                                                              -             (4)

         Balance Sheet & Cash Flow - Selected Items
         Cash  (1)                                                                              12              18
         Debt                                                                                   27              31
         Capital Expenditures                                                                    1               3

         Operating Statistics - Cable
         Total homes passed                                                                874,627         849,253
         Basic subscribers                                                                 191,236         176,174
         Internet Access subscribers                                                        13,358           9,931
         Premium subscribers                                                                72,286          77,130
         Penetration homes passed                                                              22%             21%
         Monthly net revenue per average cable subscriber ($)                                23.00           33.00

         Foreign Exchange rates
         Rs/C$ - at period end                                                                2.28            1.49
         Rs/C$ - average for the period                                                       2.31            1.50

         ------------------------------------------------------------------------ -- -------------- ---------------
         (1) Cash includes cash, temporary investments and notes receivable


                         BELL CANADA INTERNATIONAL INC.

                        Consolidated Financial Statements

                                 March 31, 2003

                                   (Unaudited)

--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------
 (In thousands of Canadian dollars)


                                                                            Unaudited
                                                                              As at                      As at
                                                                            March 31,                December 31,
                                                                              2003                       2002
                                                                        ------------------         ------------------
Current assets

Cash and cash equivalents (Note 3)                                         $       349,045          $          2,617
Temporary investments (Note 4)                                                      49,956                   146,488
Note receivable (Note 5)                                                                 -                   268,532
Accounts receivable                                                                    554                     1,560
Prepaid expenses and other current assets                                              143                     1,317
                                                                           -----------------        ------------------
                                                                                   399,698                   420,514


Investments (Note 6)                                                                25,000                    25,000
Fixed assets, net                                                                      118                       168
Deferred charges                                                                     1,328                     1,550
                                                                           -----------------        ------------------
                                                                           $       426,144           $       447,232
                                                                           =================        ==================

Current liabilities
Accounts payable and accrued liabilities                                   $        17,589                    23,304
                                                                           -----------------        ------------------
                                                                                    17,589                    23,304

Long-term debt                                                                     160,000                   160,000
                                                                           -----------------        ------------------
                                                                                   177,589                   183,304
                                                                           -----------------        ------------------


Commitments and contingencies (Note 8)

Shareholders' equity
Stated capital (Note 7)                                                             10,000                    10,000
Contributed surplus (Note 7)                                                     1,941,560                 1,941,560
Deficit                                                                          (1,703,005)               (1,687,632)
                                                                           -----------------        ------------------
                                                                                   248,555                   263,928
                                                                           -----------------        ------------------
                                                                           $       426,144           $       447,232
                                                                           =================        ==================

--------------------------------------------------------------------------------
Consolidated Statements of Earnings (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars, except per share amounts)


                                                                                      Three months ended
                                                                                          March 31,
                                                                          -------------------------------------------
                                                                                 2003                    2002
                                                                          -------------------      ------------------

Revenues                                                                  $            -             $     136,699

Cost of sales                                                                          -                    55,393
Selling, general and administrative expenses                                       2,448                    40,687
Depreciation and amortization                                                         25                    43,488
                                                                          -------------------      ------------------

Operating loss from continuing operations                                         (2,473)                   (2,869)

Foreign exchange loss                                                             (9,805)                   (2,703)
Interest expense                                                                  (4,621)                  (66,389)
Gain on investments                                                                    -                     1,660
Interest income                                                                    1,488                     9,796
Other                                                                                 38                   (11,222)
                                                                          -------------------      ------------------
Loss from continuing operations before non-controlling interest                  (15,373)
                                                                                                           (71,727)

Non-controlling interest                                                               -                     5,274
                                                                          -------------------      ------------------
Net loss from continuing operations                                              (15,373)                  (66,453)
Discontinued operations  (Note 9)                                                      -                   672,921
                                                                          -------------------      ------------------
Net earnings (loss)                                                              (15,373)                  606,468
Interest on convertible debentures                                                     -                    (3,233)
                                                                          -------------------      ------------------
Net earnings (loss) applicable to common shares                           $        (15,373)         $      603,235
                                                                          ===================      ==================
Earnings (loss) per common share - basic
    and diluted (Note 7)                                                  $           (0.38)        $       29.67
                                                                          ===================      ==================



--------------------------------------------------------------------------------
Consolidated Statements of Deficit (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                                      Three months ended
                                                                                          March 31,
                                                                          -------------------------------------------
                                                                                2003                     2002
                                                                          -----------------        ------------------

Deficit, beginning of period, as previously reported                       $ (1,687,632)            $    (870,241)
Cumulative effect on prior years of change in accounting policy for
foreign currency translation                                                          -                  (112,748)
                                                                          -----------------        ------------------
Deficit, beginning of period, as restated                                    (1,687,632)                 (982,989)
Net earnings (loss)                                                             (15,373)                  606,468
Interest on convertible debentures                                                    -                    (3,233)
Share issue costs                                                                     -                    (9,000)
                                                                          -----------------        ------------------
Deficit, end of period                                                    $  (1,703,005)           $     (388,754)
                                                                          =================        ==================

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows  (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                                    Three months ended
                                                                                        March 31,
                                                                        -------------------------------------------
                                                                              2003                     2002
                                                                        ------------------       ------------------
Operations
Net loss from continuing operations                                     $      (15,373)          $    (66,453)
Items not affecting cash
   Gain on investments                                                             -                   (1,660)
   Depreciation and amortization                                                  25                   43,488
   Non-controlling interest                                                        -                   (5,274)
   Losses on foreign exchange                                                  9,805                    2,844
   Accreted interest on long-term debt                                             -                   17,213
   Amortization of long-term debt expenses                                       222                      222
   Amortization of premium on temporary investments                              338                        -
   Amortization of discount on notes                                               -                    4,821
Changes in working capital items                                              (5,059)                 (30,750)
                                                                        ------------------       ------------------
Cash provided by (used for) continuing operations                            (10,042)                 (35,549)
                                                                        ------------------       ------------------

Investing activities
Notes receivable, including exercise of foreign currency option              264,010                  (17,264)
Capital expenditures                                                              24                  (23,907)
Other long-term assets                                                             -                   (1,876)
Temporary investments                                                         94,188                        -
Acquisition of subsidiaries and joint venture investees
(net of cash)                                                                      -                   (2,274)
                                                                        ------------------       ------------------
Cash provided by (used for) continuing investing activities                  358,222                  (45,321)
                                                                        ------------------       ------------------

Financing activities
Short-term loan facilities                                                         -                 (174,082)
Decrease in notes payable                                                          -                  (27,748)
Addition of long-term debt                                                         -                  131,658
Reduction of long-term debt                                                        -                  (49,398)
Issuance of common shares                                                          -                  440,242
Share issue costs                                                                  -                   (9,000)
Interest paid on convertible debentures                                            -                  (40,060)
Other long-term liabilities                                                        -                    5,938
                                                                        ------------------       ------------------
Cash provided by continuing financing activities                                   -                  277,550

                                                                        ------------------       ------------------
Foreign exchange loss on cash and cash equivalents held in                    (1,752)
foreign currencies
                                                                                                       (2,063)
                                                                        ------------------       ------------------
Cash used for discontinued operations (Note 9)                                     -                   (2,535)
                                                                        ------------------       ------------------

Net increase in cash and cash equivalents                                    346,428                  192,082
Cash and cash equivalents, beginning of period                                 2,617                  378,204
                                                                        ------------------       ------------------
Cash and cash equivalents, end of period                                $    349,045              $   570,286
                                                                        ==================       ==================

See Note 10 for supplementary cash flow information

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1.       Description of business and basis of presentation

         The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 as set out on pages 17 to 62 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2002 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP").

         Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report.

         Bell Canada International Inc. ("BCI" or the "Corporation") is operating under a Plan of Arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to users of BCI's financial statements. The consolidated balance sheet at March 31, 2003 reflects BCI's 75.6% interest in Canbras Communications Corp. ("Canbras") and its 30.0% interest in Axtel S.A. de C.V. ("Axtel") as long-term investments recorded at the lower of carrying value and net realizable value. BCI's 49.9% interest in Genesis Telecom C.A. ("Genesis") and its 1.4% fully diluted interest in Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers") have been previously written off. Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

         PLAN OF ARRANGEMENT

         On July 12, 2002 the shareholders and noteholders of BCI approved a Plan of Arrangement under the Canada Business Corporations Act. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:
           o Performance by BCI of all its obligations pursuant to the share purchase agreement to effect the Telecom Americas disposition;

           o A share consolidation such that following the consolidation, BCI would have 40 million shares outstanding;

           o With the assistance of a court-appointed monitor, Ernst & Young Inc., (the "Monitor") and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

           o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

           o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, the liquidation of BCI and the final distribution to BCI's shareholders with the assistance of the monitor and the approval of the Court; and

           o Following the liquidation of BCI and the final distribution to BCI's shareholders, the dissolution of BCI.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1.       Description of business and basis of presentation (cont'd)

         BCI has now discharged all of its obligations in connection with the share purchase agreement to effect the Telecom Americas disposition and has received and monetized the entire consideration received in such disposition.

         BCI's shares were consolidated in July 2002, on a basis of approximately 1 share for every 120 held, resulting in 40 million shares outstanding at that date.

         BCI is continuing to manage, with the assistance of the Monitor, its remaining assets, in particular, Axtel and Canbras, for the purposes of disposing of such assets in an orderly manner (see Note 6).

         On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by a BCI shareholder, which certification decision is expected in the second quarter of 2003. BCI intends to contest the certification of the BCI shareholder's action.

         Following the period for the identification of claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims.

         In accordance with an agreement reached between the parties, the Court has ordered that the lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages).


2.       Significant accounting policies

         In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2003 and 2002, respectively.


         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments is subject to significant measurement uncertainty.

         The following is a summary of the Corporation's accounting policies for Cash and Cash Equivalents and Temporary Investments.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

2.       Significant accounting policies (cont'd)

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents represent cash and highly-liquid short-term debt investments with an initial maturity of three months or less at the date of acquisition.

         TEMPORARY INVESTMENTS
         Temporary investments consist of debt investments with an initial maturity greater than three months but less than twelve months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

         For a full description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2002.

3.       Cash and Cash Equivalents

         As at March 31, 2003, included in cash and cash equivalents was investment grade short-term debt investments such as commercial paper and banker's acceptances, in the amount of $346,441,000 of which $23,638,000 (US$16,088,000) was denominated in US dollars. The investments mature at varying dates from April 1, 2003 to April 16, 2003. The effective yields on the Canadian and US denominated investments range from 3.0% to 3.07% and from 1.24% to 1.25% respectively.

4.       Temporary Investments

         As at March 31, 2003, the Corporation held investment grade corporate debentures and medium term notes in the amount of $32,023,000 including an unamortized premium of $465,000 being amortized over the remaining term to maturity. The debentures and medium term notes mature at varying dates from June 5, 2003 to December 1, 2003 and bear interest semi-annually at rates ranging from 6.25% to 8.55%. The effective yields on the debentures and medium term notes range from 2.86% to 3.93%. At March 31, 2003 the estimated fair value of the debentures and medium term notes amounted to $32,650,000. In addition, the Corporation also held investment grade commercial paper in the amount of $17,933,000. The commercial paper matures at varying dates from April 15, 2003 to January 15, 2004. The effective yields on the commercial paper range from 2.78% to 3.2%. At March 31, 2003 the estimated fair value of the commercial paper amounted to $18,002,000.

5.       Note Receivable

         On March 3, 2003, BCI received the payment of the remaining balance of US$170 million (the "AMX Note") due from America Movil. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of a foreign currency option ("FX Option") on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

6.       Investments

         As shown below, investments are comprised of the Corporation's investments in Axtel and Canbras and are recorded at the lower of carrying value and net realizable value. As at March 31, 2003, Axtel was recorded at $10 million and Canbras was recorded at $15 million.

           Company (Country)                                              Operations             Equity(1)(2)
                                                                                                 Interest
           --------------------------------------------------------- --------------------------- ---------------
           Canbras  (Brazil)                                         Broadband Cable & ISP           75.6%
           Axtel (Mexico)                                            Fixed Wireless                  30.0%

           (1) Figures represent, as at March 31, 2003, BCI's economic interests in the companies listed.
           (2) Excludes investments previously written off: Vespers - 1.4% (fully diluted) and Genesis - 49.9%.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Investments  (cont'd)

         On March 27, 2003, BCI announced that Axtel was proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$ 400 million. These restructuring transactions include a capital call on shareholders, in which BCI is not participating, which will result in a reduction of BCI's equity interest in Axtel to 1.5%.

         In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, at closing BCI will receive approximately US$ 2.7 million in cash and two non-interest bearing notes. One note, in the amount of approximately US$ 3.5 million, is payable in instalments on June 30, September 30 and December 31, 2003, and will be recorded at a fair value equal to face value. The other note, in the amount of approximately US$ 9.4 million, is payable in the second quarter of 2006, and will be recorded at zero fair value. BCI's residual equity interest in Axtel will also be recorded at zero fair value.

         Management's best estimate of the net realizable value of the Corporation's remaining investment in Canbras is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amount at which it is currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest; the political, economic and financial conditions currently prevailing in Brazil and the current financial situation of Canbras.


7.       Stated capital

         A) COMMON SHARES, AS AT MARCH 31, 2003 ARE AS FOLLOWS:

         On July 12, 2002, the Shareholders and Noteholders of BCI approved the Plan of Arrangement which resulted in, among other things, a share consolidation of 1 share for every approximately 120 held, such that immediately following the consolidation, BCI had 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.

                                            Number of             Stated
                                             shares               capital
                                          --------------       --------------

            Balance, December 31, 2002     40,000,000            $   10,000
                                          --------------       --------------
            Balance, March 31, 2003        40,000,000            $   10,000
                                           ==============       ==============

         B) STOCK OPTIONS

         At March 31, 2003, 9,520 stock options were outstanding of which 6,830 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2,055 to $5,428 per share over a remaining contract life of between 2.8 to 7.3 years.

         C) EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

         The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the share consolidation described in Note 1, took place as of January 1, 2002:

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated capital (cont'd)

                                                                   Three months ended
                                                                        March 31,
                                                           ------------------------------------
                                                                2003                2002
                                                           ---------------     ----------------
         Numerator:
         Net loss from continuing operations               $    (15,373)       $    (66,453)
         Interest on convertible debentures                           -              (3,233)
                                                           ---------------     ----------------
         Net loss from continuing operations
         applicable to common shares - basic and
         diluted                                           $     (15,373)       $   (69,686)
                                                           ---------------     ----------------
         Denominator:
         Weighted-average number of shares - basic
         and diluted                                             40,000              20,329
                                                           ---------------     ----------------
         Basic and diluted loss per share from              $      (0.38)        $   (3.43)
         continuing operations                             ===============     ================


         The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.


         D)  EARNINGS (LOSS) PER SHARE

         The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:

                                                                                    Three months ended
                                                                                        March 31,
                                                                     ---------------------------------------
                                                                              2003                  2002
                                                                     -----------------     -----------------
         Numerator:
         Net earnings (loss)                                          $    (15,373)           $  606,468
         Interest on convertible debentures                                      -                (3,233)
                                                                     -----------------     -----------------
         Net earnings (loss) applicable to common
         shares - basic and diluted                                   $    (15,373)              603,235
                                                                     -----------------     -----------------
         Denominator:
         Weighted-average number of common
         shares - basic and diluted                                         40,000                20,329
                                                                     -----------------     -----------------
         Basic and diluted earnings (loss) per share                  $     (0.38)           $     29.67
                                                                     =================     =================

         Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.

8.       Contingencies

         The Corporation has not accrued any amounts with respect to the following contingencies:

         a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the "Vesper Guarantees") with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the Vespers' debt outstanding with such banks. At the time BCI entered into the Vesper Guarantees, the aggregate debt (the "Vesper Debt") outstanding with such banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI's exposure under the Vesper Guarantees was capped at a maximum amount of US$32.3 million.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Contingencies  (cont'd)

                  In January 2003, the Vesper companies entered into transactions that resulted in a prepayment of a portion of the Vesper Debt. Following this prepayment, the total Vesper Debt was the equivalent of approximately US$66.3 million. BCI's exposure as at March 31, 2003, under the Vesper Guarantees was approximately US$20.8 million. BCI's guarantee exposure will fluctuate if there are further reductions in the Vesper Debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

                  Twenty five percent of the Vesper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vesper Guarantees can be called if:

                         a) The Vespers default in the repayment of the
                            principal amount of the loans at maturity or upon early acceleration; or

                         b) In the event BCI is dissolved or liquidated.

                  To the extent that BCI is required to pay the Vesper Guarantees, it will become a creditor of the Vespers.

                  Vespers' majority shareholder, QUALCOMM Incorporated ("Qualcomm") has recently expressed disappointment with the Brazilian regulator's denial of the Vespers' request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Vespers and/or its assets. Based on currently available information, BCI believes there is no reason to conclude at this time that the guaranteed debt will not be paid in full.

          b) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol ("VOIP") between December 1998 and September 1999. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis.

                  BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.


         c) On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's recapitalization plan (the "Recapitalization Plan") completed on February 15, 2002.
                  In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Contingencies  (cont'd.)

                  dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

         d) On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The Plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001.
                  The lawsuit seeks $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including contesting the certification of the lawsuit as a class action, to vigorously defend its position. A hearing on the certification of the lawsuit as a class action is expected to be held in the second quarter of 2003.

         e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

                  BCI believes the allegations are without merit. In the event that litigation is commenced or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position.

                  The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation.

9.       Discontinued operations

         Spanish Americas Mobile, Spanish Americas Broadband and Brazil
         Broadband
         Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, as part of a reorganization of Telecom Americas (the "Reorganization") Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value. Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed as provided for in the Reorganization.

         Net earnings from discontinued operations are as follows:

                                                                                 Three months ended
                                                                                      March 31,
                                                                          ----------------------------------
                                                                               2003               2002
                                                                          ---------------    ---------------
         Revenues applicable to discontinued operations,
           excluded from consolidated revenues                            $         -         $         -
         ----------------------------------------------------             ---------------    ---------------
         Net operating earnings from discontinued                                   -                   -
           operations, net of tax:
         Net gain on Reorganization                                                 -             672,921
         ----------------------------------------------------             ---------------    ---------------
         Net earnings from discontinued operations                        $         -           $ 672,921
         ----------------------------------------------------             ===============    ===============

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)


9.       Discontinued operations (cont'd)

         Cash flows from discontinued operations are as follows:

                                                                                  Three months ended
                                                                                       March 31,
                                                                          ------------------------------------
                                                                               2003                 2002
                                                                          ---------------      ---------------
         Operating activities                                             $           -          $   13,737
         Investing activities                                                         -             (10,971)
         Financing activities                                                         -              (5,340)
         Foreign exchange gain  on cash held in foreign
         currencies                                                                   -                  39
         ----------------------------------------------------             ---------------      ---------------
         Cash flows used for discontinued operations                      $           -          $   (2.535)
         ----------------------------------------------------             ---------------      ---------------

10.      Supplementary cash flow information

                                                   Three months ended
                                                        March 31
                                           -----------------------------------
                                                2003               2002
                                           ---------------    ----------------


          Interest paid                    $        8,800      $     40,815
                                           ===============    ================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BELL CANADA INTERNATIONAL INC.


Date: May 1, 2003                   [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name: Graham E. Bagnall
                                    Title: Vice-President and Comptroller